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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/13/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Boylston St., 8th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

500 Boylston St	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Sargent, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, as of February 28th, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

PETER Y. FLYNN
MY COMMISSION EXPIRES MAY 2, 2019
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

BOSTONIA GLOBAL SECURITIES LLC

TABLE OF CONTENTS

MHM

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bostonia Global Securities LLC

We have audited the accompanying statement of financial condition of Bostonia Global Securities LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Bostonia Global Securities LLC's financial statements. The supplemental information is the responsibility of Bostonia Global Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 28, 2017

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

CASH - UNRESTRICTED	$	2,854,085
CASH EQUIVALENTS - RESTRICTED		112,009
DEPOSITS AND OTHER PREPAIDS		18,765
DUE FROM AFFILIATES		93,391
PROPERTY AND EQUIPMENT, NET		178,704
TOTAL ASSETS	$	3,256,954

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	184,814
Accrued expenses and other current liabilities		1,381
TOTAL LIABILITIES		186,195
MEMBER'S EQUITY		3,070,759
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,256,954

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Commissions income	$	9,753,425
Other income		967,693
TOTAL REVENUE		10,721,118
OPERATING EXPENSES		
Compensation		3,352,226
Commissions/advisory fee		324,825
Employee benefits		247,097
Legal, professional and regulatory fees		254,623
Occupancy and equipment		193,823
Technology and communication		137,200
Office expenses		139,195
Payroll taxes		110,324
Travel and entertainment		57,165
TOTAL OPERATING EXPENSES		4,816,478
NET INCOME	$	5,904,640

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	MEMBERSHIP UNITS	ACCUMULATED CAPITAL	TOTAL MEMBER'S EQUITY
BALANCE AT JANUARY 1, 2016	$ 87,500	$ 2,752,286	$ 2,839,786
NET INCOME	-	5,904,640	5,904,640
MEMBER'S DISTRIBUTIONS	-	(5,673,667)	(5,673,667)
BALANCE AT DECEMBER 31, 2016	$ 87,500	$ 2,983,259	$ 3,070,759

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,904,640
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	12,955
Interest on restricted cash	(330)
Decrease (increase) in operating assets:	
Due to/from affiliates	(58,411)
Deposits and other prepaids	(11,184)
Undeposited funds	18,482
Increase (decrease) in operating liabilities:	
Accounts payable	75,729
Accrued expenses and other current liabilities	(76,525)
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,865,356
CASH FLOWS FROM INVESTING ACTVITIES	
Investment in property and equipment	(7,362)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(5,673,667)
NET INCREASE IN CASH	184,327
CASH AT BEGINNING OF YEAR	2,669,758
CASH AT END OF YEAR	$ 2,854,085
SCHEDULE OF NON-CASH ACTIVITIES:	
Purchase of property and equipment included in accounts payable	$ 73,854

See accompanying notes to financial statements.

BOSTONIA GLOBAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 NATURE OF BUSINESS

Bostonia Global Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts limited liability company that is a wholly-owned subsidiary of Bostonia Group, LLC (the "Holding Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all demand deposits with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of a bank certificate of deposit held as collateral for a standby letter of credit. The standby letter of credit secures the operating lease for the office discussed in Note 6. As of December 31, 2016, the restricted cash amount is $112,009.

Property and Equipment, Net

Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes

The Company is organized as a single-member Limited Liability Company ("LLC"). Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company is includable in the Member's income tax returns. The Company follows *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2016, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes (cont'd)

As of December 31, 2016, the Holding Company's federal and state tax returns generally remain open for possible examination for a period of three years after the date which the returns were filed.

Revenue Recognition

Commission income, recorded on the trade date, is earned by providing trade facilitation and administration to its customers.

Other income includes revenue from profit sharing arrangements that are earned by the Company for facilitating the placement of debt and related real estate transactions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Advertising

The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2016 is $7,960.

Fair Value Measurements

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Fair Value Measurements Cont'd)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE 3 PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2016.

	Estimated Useful Lives		
Furniture and fixtures	7 or 10 years	$	45,692
Computer equipment	5 or 10 years		77,556
Office equipment	5 years		20,084
Software	3 years		1,675
Leasehold improvements	life of lease		82,496
Construction in progress			73,854
			301,357
Less accumulated depreciation and amortization			(122,653)
		$	178,704

Depreciation and amortization expense totaled $12,955 for the year ended December 31, 2016.

NOTE 4 NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2016, the Company had net capital of $2,779,759 which was in excess of the minimum net capital of $12,413. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

The statement of financial condition of the most recent financial report of the Company is available for examination at the Company's office and at the Boston regional office of the SEC.

NOTE 5 SEC REPORTING REQUIREMENTS

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2016, a computation of reserve requirement is not applicable to Bostonia Global Securities LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(i).

- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3.
- Under rule 15c 3-3(k)(2)(i), the Company is exempt from the reserve and possession or control requirements of Rule 15c 3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

NOTE 6 COMMITMENTS

Lease Commitments

The Company leases office facilities pursuant to various operating lease agreements. The Boston facility lease, which originally was to expire in 2018, has been amended to include a different office facility with the same landlord, and is secured by a standby letter of credit and a certificate of deposit held as collateral. The Company expects to move into the new facility in early 2017 under the amended facility lease which expires in May 2023. The terms of the New York office facility lease agreement requires a base monthly installment of $7,922 through December 31, 2017. The Company's annual future minimum payments required under these leases are as follows:

2017	$ 344,286
2018	428,740
2019	473,985
2020	481,940
2021	489,895
Subsequent years	706,669
Total	$2,925,515

Rental expense under operating leases was $172,708 for the year ended December 2016. The Company shares office space and rent expense with a sister company, Bostonia Partners, LLC

Fully Disclosed Correspondent Clearing Agreement

The Company has maintained fully disclosed correspondent clearing agreements with other broker-dealers ("the clearing firms"). The agreements provide, among other things, that the clearing firms will act as the securities clearing firms for the Company.

NOTE 7 RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company Bostonia Group, LLC.

BGS 2011 Tullytown HD, LLC ("Tullytown") is an affiliate which had facilitated the delivery of a loan note to a corporate trust entity. This entity's sole purpose was to facilitate this transaction and not to function as an operating entity.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. Following is a summary of balances with affiliates as of December 31, 2016.

Due from Bostonia Group LLC	$	35,329
Due from Bostonia Partners LLC		55,070
Due from Tullytown		2,992
Total due from affiliates	$	93,391

NOTE 8 PROFIT SHARING PLAN

The Company participates in a discretionary profit sharing plan maintained by Bostonia Partners LLC, an affiliate that, covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2016 were $46,844.

NOTE 9 CONCENTRATIONS

The Company maintains its cash at a commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

At December 31, 2016, the Company had four customers that represented 44.6% of sales.

NOTE 10 MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2016 financial statements through February 28, 2017, the date on which the financial statements were available to be issued and has determined that there are no additional adjustments and/or disclosures required.

SUPPLEMENTARY INFORMATION

BOSTONIA GLOBAL SECURITIES LLC

COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15C3-1

DECEMBER 31, 2016

Total assets	$	3,256,954
Total liabilities (aggregate indebtedness)		(186,195)
Net worth		3,070,759
Non-allowable assets		(290,860)
Net capital before haircut		2,779,899
Less: Haircut		(140)
Net capital		2,779,759
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		(12,413)
Excess net capital	$	2,767,346
Ratio, aggregate indebtedness to net capital		.07 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2016)		
Net capital, as reported in Company's Part IIA Amended Focus report	$	2,779,759

MHM

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bostonia Global Securities LLC

We have reviewed management's statements, included in the accompanying Bostonia Global Securities LLC Exemption Report, in which Bostonia Global Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bostonia Global Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 28, 2017

BOSTONIA GLOBAL SECURITIES LLC
EXEMPTION REPORT

Bostonia Global Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k) (2)(i).

(2) the Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2016 without exception.

Bostonia Global Securities LLC

I, Thomas Sargent, swear (or affirm) that, to my knowledge and belief this Exemption Report is true and correct.

By: [signature]

President
Title

2/28/17
Date

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Bostonia Global Securities LLC

December 31, 2016

MHM

BOSTONIA GLOBAL SECURITIES LLC

Table of Contents

Agreed-Upon Procedures:

MHM

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
Bostonia Global Securities LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Bostonia Global Securities LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working paper, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. We noted no overpayment applied to the current assessment on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

MHM

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

February 28, 2017
Boston, Massachusetts

BOSTONIA GLOBAL SECURITIES LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2016

General assessment	$	-
Less prior year overpayment applied		-
Interest on late payment(s)		-
Total assessment balance and interest due	$	-

See Independent Registered Public Accounting Firm's Report on Agreed-Upon Procedures.

BOSTONIA GLOBAL SECURITIES LLC

Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC)

For the Year Ended December 31, 2016

Revenues:	
Financial advisory	$ 10,721,118
Deductions:	
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business	-
Other revenue not related either directly or indirectly to the securities business:	
Private placement of unregistered securities	10,721,118
Interest income	-
	10,721,118
SIPC net operating revenues	$ -
General assessment @ .0025	$ -

See Independent Registered Public Accounting Firm's Report on Agreed-Upon Procedures.

FINRA
Financial Industry Regulatory Authority

Annual Audit

U.S. Securities and Exchange Act Rule 17a-5 requires that FINRA member firms file an Annual Audited Report not more than 60 calendar days after the date selected for their fiscal year end. Additionally, all FINRA members who are members of SIPC and who are required to file Annual Reports pursuant to SEC Rule 17a-5 (d)(1), 17 C.F.R. § 240.17a-5(d)(1), must also file a copy of their Annual Reports with SIPC. See SEC Rule 17a-5(d)(6), 17 C.F.R. § 240.17a-5(d)(6). **Annual Reports must be filed with SIPC electronically.** Email the Annual Reports to SIPCAuditReports@sipc.org, and the subject line must include the SEC 8- number, the name of the member, and the fiscal year end for the Annual Report being filed. **Please do not send any other SIPC report (e.g. SIPC 6 or 7 or 3) in the same email as the annual audit report. Also, include only one member's audit report per email.**

The following information can assist firms in completing their reports:

Submission Information

SEC Form X-17A-5 Part III

SEC Addresses

SEC Rule 17a-5 can be found through the SEC Rules and Regulations link, Part 240.17a-5

Annual Audit Filing Due Dates

Annual Audit Extension of Time Request Policy

Notice to Members 01-54: SEC Approves Proposed Additions to the List of Rules Appropriate for Disposition as Minor Violations of Rules and for the Establishment of Late Fees for Certain Filings and Reports

SEC Guidance Regarding PCAOB Audits

Regulatory Notifications

Please contact your firm's assigned Regulatory Coordinator with any questions.